Tempus Applied Solutions Holdings, Inc.

471 McLaws Circle, Suite A Williamsburg, Virginia, 23185

February 7, 2018

VIA EDGAR

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tempus Applied Solutions Holdings, Inc.
Registration Statement on Form S-1
Filed October 20, 2017, as amended
File No. 333-221049

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tempus Applied Solutions Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on February 9, 2018, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Johan A. Bergendorff
Johan A. Bergendorff
Chief Financial Officer

cc:	Lee Neumann, Cabinet Lee D. Neumann